Exhibit (h)(11)

May 5, 2006

JPMorgan Trust II

522 Fifth Avenue

New York, NY 10036

Dear Sirs:

JPMorgan Investment Advisors Inc., JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include dividend expenses on securities sold short, interest, taxes, extraordinary expenses and expenses related to the JPMorgan Funds’ deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filings their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

JPMorgan Investment Advisors Inc.

JPMorgan Funds Management, Inc.

JPMorgan Distribution Services, Inc.

By:

Accepted by:

JPMorgan Trust II

By:

SCHEDULE A

Fund Name	Class	Fiscal Year End	Expense Cap	Expense Cap Period End
JPMorgan Large Cap Value Fund	R Class	June 30	0.79%	October 31, 2007
JPMorgan Core Bond Fund	R Class	June 30	0.53%	October 31, 2007
JPMorgan High Yield Bond Fund	R Class	June 30	0.86%	October 31, 2007
JPMorgan Small Cap Value Fund	R Class	June 30	0.91%	October 31, 2007
JPMorgan U.S. Real Estate Fund	R Class	December 31	0.73%	April 30, 2007